Exhibit 21.1

List of Subsidiaries of Nocera, Inc.

Name of Subsidiary	Jurisdiction of Organization
Grand Smooth Inc Limited	Hong Kong
Guizhou Grand Smooth Technology Ltd. (100% subsidiary of Grand Smooth Inc Limited)	China
Xin Feng Construction Co., Ltd (Variable interest entity of Nocera, Inc.)	Taiwan